FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 20, 2006

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12

Moscow 123610

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES THE COMPLETION OF THE FIRST PURCHASE OF
SHARES BY IGOR ZYUZIN FROM VLADIMIR IORICH

Moscow, Russia – March 20, 2006 – Mechel OAO (NYSE: MTL) has announced that Igor Zyuzin, Chairman of the Board, has today increased his holding in Mechel from 42.2% to 47.1%. The Company’s free float has doubled.

Igor Zyuzin, Chairman of the Board, has increased his holding in Mechel from 42.2% to 47.1%. A portion of these shares to the amount of 3.4% has been made available pursuant to a Stock Lending Agreement. This is the first step in Igor Zyuzin’s planned purchase of Vladimir Iorich’s stake.

To finance this purchase, Igor Zyuzin sold the equivalent of 68.2 million shares in a transaction comprised of the sale of 15.9 million GDRs representing 47.7 million shares and a UBS mandatory exchangeable bond, convertible into 6.8 million GDRs representing 20.5 million shares.

The price of the GDRs was US$22, a 7.8% discount to the previous day’s equivalent closing price of the ADR on the NYSE. The deal represents 16.4% of Mechel’s market capitalization and has doubled the Company’s free float to 23%.

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Mechel OAO

Irina Ostryakova

Phone: 7-495-258-18-28

e-mail: irina.ostryakova@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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NOT FOR DISTRIBUTION IN THE UNITED STATES. This press release and the information contained herein are not an offer of securities for sale in the United States or any other jurisdiction. The Securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. No offering of the securities will take place in the United States.

This communication is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion)

Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents. Stabilization/FSA.

This press release is not a public offer or advertisement of securities in the Russian Federation, and is not an offer, or an invitation to make offers, to purchase any securities in the Russian Federation.”

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	Vladimir Iorich
	Name:	Vladimir Iorich
	Title:	CEO

Date: March 20, 2006